NSAR ITEM 77C

Van Kampen American Capital Investment Grade Municipal Trust

(a) A Special Meeting of Shareholders was held on October 23, 1996.

(b) The election of Trustees of Van Kampen American Capital
    Investment Grade Municipal Trust (the "Fund") included:

    None

(c) The following were voted on at the meeting:

    (1) Approval of New Investment Advisory Agreement in the event of a change of control for the Adviser.

           For   3,818,699              Against 92,752

    (2) Inapplicable

    (3) Approval of changes to Fundamental Investment Policies with respect to investments in other investment companies.

           For  2,231,419              Against  166,805

    (4) Inapplicable